Coca-Cola İçecek

[redacted]

09045621

RECEIVED

2009 MAR 25 A 7:02

FILE 82-35049

March 13, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on March 12, 2009.

At its meeting on March 11, 2009 Coca-Cola İçecek A.Ş.'s ("CCI" or the "Company") Board of Directors resolved unanimously that based on the Company's 2008 calendar year operations, the Ordinary General Assembly to take place on April 28, 2009, at 11.30 a.m. at the headquarters of the Company, with the agenda set forth below:

AGENDA OF THE ORDINARY GENERAL ASSEMBLY MEETING OF COCA-COLA İÇECEK A.Ş. FOR THE FISCAL YEAR 2008 ON APRIL 28, 2009

1. Opening of the meeting and election of the Chairmanship Council,

2. Granting authority to the Council for signing of the meeting minutes,

3. Reading out and discussion of the 2008 reports, Information Policy, Corporate Governance Compliance Report presented by the Board of Directors, Auditors and Independent Audit Company,

4. Review and approval of our Company's Balance sheet and Profit and Loss accounts for the year 2008,

5. Acquitting the Chairman and members of the Board of Directors of transactions, acts and activities for the year 2008,

6. Acquitting the Auditors of transactions, acts and activities for the year 2008,

7. Election of Board members, determination of their term and fees,

8. Election of the auditors, determination of their term and fees,

9. Resolving on the distribution of 2008 period's profit,

10. Briefing of Shareholders on donations made by the Company,

11. Determination of the salaries of Board members John Paul Sechi and Gerard A. Reidy for the April 01, 2009- March 31, 2010 period,

12. Discussion and approval of the item on granting to the Chairman and members of the Board of Directors authorities mentioned in articles 334 and 335 of the Turkish Trade Law,

13. Approval of the independent audit entity elected by the Board of Directors for examination of activities and accounts in the year 2009 as per the Communique pertaining to the Capital Market Independent Audit Standards published by the Capital Market Board,

14. Wishes and closing.

The proxy for the Ordinary General Assembly is available on Attachment 1.

Attachment 1:

SAMPLE AUTHORIZATION DOCUMENT

TO THE COCA-COLA İÇECEK ANONİM ŞİRKETİ BOARD CHAIRMANSHIP

I hereby appoint …….. as proxy authorized to represent me according to my below stated opinions, vote, propose and sign necessary documents on my behalf in the Ordinary General Shareholders Meeting of Coca-Cola İçecek Anonim Şirketi to be held on April 28, 2009, 11:30 hours at the address Esenşehir Mah. Erzincan Cad. No: 36 Ümraniye, 34776 Istanbul and/or insofar the quorum is not achieved or postponement occurs in the subsequent meetings.

A. SCOPE OF REPRESENTATION POWER

a) The proxy will be authorized to cast votes on all agenda items in line with his own opinion.

b) The proxy will be authorized to cast votes on agenda items in line with the below instructions.

Instructions: (Special instructions written).

c) The proxy will be authorized to cast votes in line with the proposals of the Company management.

d) The proxy will be authorized to cast votes on any other potential issues arising during the meeting in line with the below instructions. (In the absence of any instructions the proxy will freely cast his vote.)

Instructions: (Special instructions written).

Coca-Cola İçecek

B. STOCK OWNED BY THE SHAREHOLDER

a) Issue and Series :..............................

b) Quantity :..............................

c) Units-Nominal Value :..............................

d) Privileges attached to the vote : ....

e) Bearer-registered stock :..............................

NAME SURNAME or TITLE OF SHAREHOLDER

SIGNATURE :..............................

ADDRESS

:..

NOTE : In part (A) any one of the items (a), (b) or (c) will be selected, and statement will be provided for items (b) and (d).

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

Sincerely,

Coca-Cola İçecek A.Ş.